   As filed with the Securities and Exchange Commission on October 31, 2000.

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                        CITIZENS FIRST FINANCIAL CORP.
                        ------------------------------
                       Name of Subject Company (issuer)

                        CITIZENS FIRST FINANCIAL CORP.
                        ------------------------------
Names of Filing Persons (identifying status as offeror, issuer or other person)

                   Commons Stock, $0.01 Par Value Per Share
                   ----------------------------------------
                         Title of Class of Securities

                                  174623-10-8
                                  -----------
                      CUSIP Number of Class of Securities

                                                    Copies to:
     C. William Landefeld                           ----------
     Citizens First Financial Corp.                 Howard & Howard Attorneys, P.C.
     2101 North Veterans Parkway                    Theodore L. Eissfeldt
     Bloomington, Illinois 61704                    Timothy E. Kraepel
     (309) 661-8700                                 One Technology Plaza Suite 600
                                                    211 Fulton Street
                                                    Peoria, Illinois 61602-1350
                                                    (309) 672-1483

         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                               October 31, 2000
     Date Tender Offer First Published, Sent or Given to Security Holders

                           CALCULATION OF FILING FEE
     ---------------------------------------------------------------------------

           Transaction Valuation*                 Amount of Filing Fee
                 $6,647,000                              $1,755
     ---------------------------------------------------------------------------
     * Calculated solely for the purpose of determining the filing fee, based upon the purchase of 391,000 shares at the maximum tender offer price of $17.00 per share.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:______________________
Form or Registration No.:____________________
Filing Party:________________________________
Date Filed:__________________________________

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

Item 1.   Summary Term Sheet


          The information set forth in "Summary" of the Offer to Purchase is incorporated herein by reference.

Item 2.   Subject Company Information

          (a) The issuer of the securities to which this Schedule TO relates is Citizens First Financial Corp., a Delaware corporation (the "Company"), and the address of its principal executive office, its mailing address is 2101 North Veterans Parkway, Bloomington, Illinois 61704, and its telephone number is (309) 661-8700.

          (b) This Schedule TO relates to the offer by the Company to purchase up to 391,000 shares (or such lesser number of shares as are properly tendered) of its common stock, $0.01 par value per share (the "Shares"), of which 1,955,014 Shares were outstanding as of October 27, 2000.

          (c) The information set forth in "Summary " and "Section 7, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

          (a) The Filing Person for which this Schedule TO relates is the Subject Company. For information regarding the Subject Company, see Item 2(a) above.

Item 4.   Terms of the Transaction

          (a) The information set forth in "Summary" and "Section 10, Source and Amount of Funds," "Section 8, Purpose of the Offer; Certain Effects of the Offer," "Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "Section 12, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

          (b) Securities will not be purchased from any officer, director or affiliate of the Subject Company.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

          (e) The information set forth in "Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans and Proposals.

          (a)-(c) The information set forth in "Summary" and "Section 10, Source and Amount of Funds," "Section 8, Purpose of the Offer; Certain Effects of the Offer," and "Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 7.   Source and amount of Funds or Other Consideration.

          (a) The information set forth in "Section 10, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

          (b) The information set forth in "Section 10, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

          (d) The information set forth in "Section 10, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.   Interest in Securities of the Subject Company.

          (a) The information set forth in "Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.


          (b)  Not applicable.

ITEM 9.   Persons/Assets, Retained, Employed, Compensated, or Used.

          The information set forth in "Summary" and "Section 16, Solicitation Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  Financial Statements.

          (a)-(b) The information set forth in "Section 9, Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 11.  Additional Information.

          (a)  Not applicable.

          (b) The information set forth in "Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.


ITEM 12.  Exhibits.

          (a)(1) Form of Offer to Purchase, dated October 31, 2000.

          (a)(2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

          (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees; form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (including the Instruction Form).

          (a)(4) Form of Letter to Stockholders of the Company, dated October 31, 2000, from C. William Landefeld, Chairman and Chief Executive Officer of the Company.

          (a)(5) Form of Memorandum, dated October 31, 2000, to the Company's employees.

          (a)(6) Form of Question and Answer Brochure.

          (a)(7) Press Release issued by the Company, dated October 31, 2000 (incorporated by reference from the Current Report on Form 8-K filed by the Company on October 31, 2000).

          (a)(8) Text of Press Announcement to be published in local and regional newspapers on or after October 31, 2000.

          (a)(9) Form of Instruction Sheet.

          (a)(10) Form of Notice of Guaranteed Delivery.

          (b)    Not applicable.

          (d) Agreement to Sell Stock and Mutual Release by and among the Company and Lawrence B. Seidman (including his affiliates) dated as of October 27, 2000 (incorporated by reference from the Current Report on Form 8-K filed by the Company on October 31, 2000).

          (g)    Not applicable.

          (h)    Not applicable.


                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

October 31, 2000                     CITIZENS FIRST FINANCIAL CORP.


                                     By: /s/ C. William Landefeld
                                         ------------------------------------
                                         C. William Landefeld
                                         Chairman and Chief Executive Officer